GALIANO GOLD REPORTS

FOURTH QUARTER AND FULL YEAR 2025 RESULTS

Vancouver, British Columbia, February 12, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to report its fourth quarter ("Q4") and full year ("FY") 2025 operating and financial results. Galiano owns a 90% interest in the Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa.

All financial information contained in this news release is reported in United States dollars.

Q4 AND FY 2025 HIGHLIGHTS

Safety

  No lost-time injuries ("LTI") nor total recordable injuries ("TRI") reported during Q4 2025. The AGM has achieved 6.5 million hours worked without an LTI.

  12‐month rolling LTI and TRI frequency rates as of December 31, 2025 of 0.24 and 0.48 per million hours worked, respectively.

Financial

  Cash and cash equivalents of $108.3 million as of December 31, 2025 and no debt.

  Generated cash flow from operating activities of $55.8 million during Q4 2025 and $158.0 million for FY 2025.

  Paid $25.0 million to Gold Fields Limited during Q4 2025 to settle the first deferred acquisition cost payment.

  Income from mine operations of $51.1 million during Q4 2025 and $66.0 million for FY 2025. Adjusted income from mine operations1, excluding unrealized losses on gold hedge instruments, of $68.6 million during Q4 2025 and $140.6 million for FY 2025.

  Net income of $0.06 and adjusted net income1 $0.15 per common share (basic) during Q4 2025. Net loss of $0.11 and adjusted net income1 of $0.23 per common share (basic) for FY 2025.

  Adjusted EBITDA1 of $85.5 million during Q4 2025 and $182.2 million for FY 2025.

Mining

  Mined 1.6 million tonnes ("Mt") of ore at an average mined grade of 0.9 grams per tonne ("g/t") gold and a strip ratio of 8.0:1 during Q4 2025. Mined 5.8 Mt of ore at an average mined grade of 0.9 g/t gold and a strip ratio of 7.5:1 during FY 2025.

  Development of Cut 3 at the Nkran deposit continued to ramp up during the quarter with 4.5 Mt of material mined, an increase of 23% compared to Q3 2025. For FY 2025, 10.7 Mt of material was mined at Nkran.

  Mining operations at Esaase resumed in early November 2025 following the community incident that occurred in September 2025.

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1 Non-IFRS measure.  Refer to section "Non-IFRS Performance Measures" in this news release.

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Processing

  1.4 Mt of ore was milled at an average feed grade of 1.0 g/t gold, with metallurgical recovery averaging 91% during Q4 2025. For FY 2025, 4.9 Mt of ore was milled at an average feed grade of 0.9 g/t gold, with metallurgical recovery averaging 90%.

  Produced 37,574 ounces of gold during the quarter, a 15% increase compared to Q3 2025. Annual gold production achieved 121,191 ounces for FY 2025, within the revised guidance range.

  Sold 38,276 ounces of gold during the quarter at a record quarterly average price of $4,164 per ounce ("/oz") and sold 127,134 ounces of gold for the year at an average price of $3,516/oz, excluding the effect of realized losses on gold hedging instruments.

Cost and Capital Expenditures

  All-in sustaining costs1 (“AISC”) of $2,033/oz in Q4 2025. AISC1 for the quarter was 11% lower compared Q3 2025 due to higher gold ounces sold. AISC1 for FY 2025 amounted to $2,233/oz, within revised guidance of between $2,200/oz to $2,300/oz.

  Capitalized development pre-stripping costs at Nkran Cut 3 of $11.1 million during Q4 2025 and $33.2 million for FY 2025.

Exploration

  Results from the Phase 2 drilling program at Abore were released2 during Q4 2025. These positive results led to an expanded drilling program with 10,907m drilled in Q4 2025. This program was designed to establish continuity of known mineralization, as well as to test for continuations of the Abore mineralizing system at depths up to 200m below previous drilling and below the Mineral Resource boundary.

FY 2026 Guidance

  For FY 2026, gold production guidance at the AGM is forecast between 140,000 ounces and 160,000 ounces. Higher mined grades are expected to be progressively mined from Abore over the course of the year, therefore gold production is forecast to be weighted to the back half of FY 2026. FY 2026 gold production is forecast to increase approximately 25% compared to FY 2025.

  AISC1 guidance for FY 2026 is forecast between $2,000/oz and $2,300/oz at a gold price assumption of $4,500/oz and under the current royalty framework in Ghana.

"The fourth quarter capped off a year of strong operating momentum at the AGM, with gold production increasing for a fourth consecutive quarter and rising more than 80% compared to the first quarter of 2025. The successful commissioning and optimization of the secondary crusher has been a key milestone, lifting plant performance to near nameplate capacity, while improving mined grades at Abore continue to drive near-term organic growth," said Matt Badylak, Galiano's President and Chief Executive Officer.

"During the quarter, we made the first $25 million deferred payment to Gold Fields yet still closed the year with $108 million in cash. This financial strength supports our plans to advance stripping at Nkran Cut 3 in 2026 and continue executing our growth strategy in a disciplined manner. With gold production expected between 140,000 to 160,000 ounces in 2026, an increase of approximately 25% year-on-year, we are well positioned to grow production and execute on our aggressive exploration strategy to unlock the full long-term potential of the AGM."

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2 Refer to the Company's news release titled "Galiano Gold Advances Towards A Maiden Underground Resource At Abore With Additional High-Grade Results Encountered Including 4.7 g/t Au Over 28m And 3.5 g/t Au Over 17m" dated November 17, 2025, which is available under the Company's SEDAR+ profile at www.sedarplus.ca.

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FY 2026 GUIDANCE AND OUTLOOK

FY 2026 Production and Cost Guidance

The AGM is forecast to produce between 140,000 ounces and 160,000 ounces of gold at AISC1 between $2,000/oz and $2,300/oz (at a gold price assumption of $4,500/oz). Relative to FY 2025 reported AISC1, FY 2026 AISC guidance is higher by approximately $80/oz due to higher royalties resulting from higher forecast gold prices.

AISC1 guidance does not reflect the amendments to Ghana's royalty framework that have been proposed to Parliament. If the royalty amendments were ratified by Parliament, the Company's AISC1 would increase by approximately $375/oz at current spot gold prices. AISC1 for the AGM is anticipated to be lower from FY 2027 onwards compared to FY 2026 due to higher relative gold production.

With the secondary crusher commissioned and continuing to be optimized, the Abore deposit is expected to provide the majority of mill feed in FY 2026, with the Esaase deposit providing supplementary ore. Higher mined grades are expected from Abore in the second half of the year, therefore gold production is forecast to be weighted to the back half of FY 2026. Given the expected ramp-up of gold production over FY 2026, the Company has provided indicative production ranges for the first and second half of 2026 as follows.

	Unit	H1 2026	H2 2026
Gold production	Oz	60,000 to 70,000	80,000 to 90,000

As previously disclosed, gold production is expected to experience a further positive step change beyond FY 2026.

Total sustaining capital expenditures are guided to $16 million to $18 million for FY 2026, excluding sustaining capitalized stripping costs. Sustaining capital expenditures in FY 2026 include the expansion of the tailings facility, minor upgrades to the processing plant, and upgrades to mine camp infrastructure.

Development capital for FY 2026 is guided at between $120 million to $140 million, which primarily relates to Nkran Cut 3 waste stripping ($100 million to $120 million) and village resettlement costs.

Exploration expenditures at the AGM are guided to $17 million to $19 million for FY 2026, which includes approximately 52,000 meters of drilling, as well as ground geophysics and regional prospecting and mapping. The 2026 exploration program is primarily focused on (a) infill drilling at Abore to improve data density in the underground Mineral Resource and support a potential maiden underground Mineral Reserve, (b) an initial phase of drilling to increase Mineral Reserves and Mineral Resources at Esaase by drilling the deposit in line with the current gold price environment, and (c) targeting discoveries in both near mine and greenfield areas of the AGM’s tenements.

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SUMMARY OF QUARTERLY OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Health and safety
LTIs(1)	-	-	-	2	1
TRIs(1)	-	1	-	3	3
12-month rolling LTI frequency rate	0.24	0.39	0.42	0.43	0.15
Mining
Ore mined ('000t)	1,575	1,605	1,365	1,296	531
Waste mined ('000t)	12,661	12,493	9,824	9,124	8,698
Strip ratio (W:O)	8.0	7.8	7.2	7.0	16.4
Average gold grade mined (g/t)	0.9	0.8	0.8	0.8	1.0
Mining cost ($/t mined) - mine-wide(2)	3.48	3.36	3.65	3.36	3.41
Mining cost ($/t mined) - producing(2)	3.94	3.38	3.59	3.31	3.41
Mining cost ($/t mined) - development(2)	2.48	3.29	4.00	3.98	-
Ore tonnes trucked ('000 t)	1,069	1,288	1,030	1,053	685
Ore transportation cost ($/t trucked)	4.45	4.35	4.49	4.43	4.75
Processing
Ore milled ('000t)	1,369	1,283	1,193	1,086	1,179
Average mill head grade (g/t)	1.0	0.9	0.8	0.8	0.9
Average recovery rate (%)	91	91	89	87	85
Processing cost ($/t milled)	12.13	12.57	12.89	14.37	15.84
General and administrative cost ($/t milled)	7.58	6.62	6.24	5.78	6.28
Gold produced (oz)	37,574	32,533	30,350	20,734	28,508
Capital expenditures
Sustaining capital ($m)	4.4	4.2	2.2	1.3	0.8
Development capital ($m)	0.7	2.9	4.9	3.3	2.0
Sustaining capitalized stripping costs ($m)	11.7	11.9	15.1	11.9	19.1
Development capitalized stripping costs - Nkran ($m)	11.1	12.0	6.9	3.2	-
Financial, costs and cash flow
Gross revenue ($m)	159.7	114.2	97.3	76.6	64.6
Gold sold (oz)	38,276	32,577	29,287	26,994	24,673
Average gold sales price - gross ($/oz)(3)	4,164	3,501	3,317	2,833	2,609
Average gold sales price - net ($/oz)(4)	3,744	3,099	2,951	2,651	2,437
AISC ($/oz sold)(5)	2,033	2,283	2,251	2,501	2,638
Income (loss) from mine operations ($m)	51.1	10.0	24.7	(19.8)	26.1
Adjusted income from mine operations ($m)(5)	68.6	35.1	26.5	10.5	17.5
Adjusted net income (loss) ($m)(5)	40.0	(2.8)	21.0	0.4	5.1
Adjusted EBITDA ($m)(5)	85.5	37.8	39.9	19.0	21.2
Cash flow from operating activities ($m)	55.8	40.4	35.8	25.9	13.8

(1) The Company records and reports injuries in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

(2) Total mining cost per tonne includes total mining costs for all producing deposits (Abore and Esaase) and deposits in development (Nkran). Producing mining cost per tonne reflects unit mining rates at the Abore and Esaase deposits combined, while development mining cost per tonne reflects unit mining rates at the Nkran deposit only.

(3) Gross average gold sales price is a non-IFRS measure and calculated by dividing gross revenue as reported in the Company's consolidated financial statements by the number of gold ounces sold.

(4) Net average gold sales price is a non-IFRS measure calculated by dividing gross revenue less realized losses on gold hedge derivative instruments as reported in the Company's consolidated financial statements by the number of gold ounces sold.

(5) Refer to "Non-IFRS Performance Measures" in this news release.

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Mining

  Mined 1.2 Mt of ore at the Abore deposit at an average grade of 1.0 g/t gold, an increase in mined grade of 12% from Q3 2025. The strip ratio at Abore was 6.1:1, in line with Q3 2025. The Company continued to focus on accelerating mining activities at Abore with an objective of accessing higher grade ore at depth in the second half of 2026.

  Mining operations at Esaase resumed in early November following the community incident that occurred on September 9, 2025.

  Mined 0.2 Mt of ore at the Esaase deposit at an average grade of 0.7 g/t gold. The strip ratio at Esaase was 4.6:1, a decrease of 28% from Q3 2025. Mined volumes at Esaase were impacted by the community incident that occurred in September 2025 and strategically focusing mining operations on the Abore deposit for the second half of the year.

  Mining cost per tonne at Abore and Esaase averaged $3.94 per tonne ("/t") in Q4 2025, 16% higher than mining costs of $3.41/t at Abore in Q4 2024. The increase in mining cost per tonne was attributable to higher drill and blast costs in Q4 2025.

  Mining continued to ramp up at Cut 3 of the Nkran deposit with 4.5 Mt of material mined, including 0.2 Mt of ore, during Q4 2025, an increase of 23% from Q3 2025.

  At Nkran, mining cost per tonne was $2.48 for Q4 2025, 25% lower than Q3 2025, due to higher tonnes mined.

Processing

  The AGM produced 37,574 ounces of gold during Q4 2025, an increase of 15% from Q3 2025, as the processing plant milled 1.4 Mt of ore at an average grade of 1.0 g/t gold with metallurgical recovery averaging 91%.

  FY 2025 gold production of 121,191 ounces, a 5% increased compared to FY 2024, and within revised FY 2025 guidance range.

  With the secondary crushing circuit at the AGM processing plant commissioned (in late July 2025), milling performance in December 2025 achieved nameplate annual capacity of 5.8 Mt.

  Processing cost per tonne for Q4 2025 was $12.13, 4% lower than Q3 2025 and 23% lower than Q4 2024. The decrease in processing cost per tonne in Q4 2025 was driven by more tonnes milled compared to Q3 2025 and Q4 2024, which decreased fixed processing costs on a per unit basis.

Capital Expenditures

  Sustaining capital expenditures, excluding capitalized stripping costs, during Q4 2025 totaled $4.4 million and related primarily to a tailings facility expansion.

  Development capital expenditures during Q4 2025 totaled $0.7 million (excluding Nkran pre-stripping costs) and related primarily to drilling of boreholes at Nkran and village resettlement early works.

  Development of Cut 3 at the Nkran deposit commenced in February 2025 and continued to ramp up throughout the year. During Q4 2025, 4.3 Mt of waste was mined at a cost of $2.48/t or $11.1 million. These stripping costs are classified as development capital expenditures. The Company anticipates a further ramp up of mining activities at Nkran in 2026 following the mobilization of additional equipment by the mining contractor.

Costs

  AISC1 for Q4 2025 was $2,033/oz, compared to $2,638/oz in Q4 2024. The decrease in AlSC1 was primarily driven by a 55% increase in gold ounces sold in Q4 2025.

   Relative to Q3 2025, AISC1 decreased by 11% in Q4 2025 on a per ounce basis, resulting from higher gold ounces sold.

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Exploration

  Additional positive results from the Phase 2 drilling program at Abore, carried out in Q3 2025, were released in Q4 20253. These results continued to confirm multiple significant high-grade intercepts, demonstrating continuity of mineralization within new ore shoots identified earlier in 2025 that lie below the existing Mineral Reserve and Mineral Resource.

  Continued drilling success prompted an expansion of the 2025 Abore drilling program by a further 11,000m demonstrating the Company's strategic focus on increasing Abore's Mineral Resource. 10,907m of the planned 11,000m of diamond drilling was completed during Q4 2025. This most recent drilling program was designed to test for further extensions of mineralization immediately below the known Mineral Resource, including several deeper step-out holes to test for mineralization up to 200m below previous drilling levels, and the continuation of the Abore granite, which hosts the bulk of mineralization. Refer to the Company’s news release dated January 29, 2026, which is available under the Company’s SEDAR+ profile, for significant intercepts reported from the expanded Abore drilling program.

Balance Sheet

  The Company has maintained a strong cash position with $108.3 million as of December 31, 2025 and no debt.

  The Company finalized a $75 million revolving credit facility (the "RCF") with FirstRand Bank Limited, acting through its Rand Merchant Bank division, in Q4 2025. The purpose of the RCF is for general working capital requirements. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95% per annum, while the undrawn portion of the RCF is subject to a standby fee of 1.38% per annum. As of December 31, 2025, the Company had not drawn on the RCF and was in full compliance with all covenants.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2025 AND 2024

	Three months ended December 31,
(All amounts in 000's of US dollars, except per share amounts)	2025	2024
Gross revenue	159,676	64,551
Income from mine operations	51,139	26,114
Adjusted income from mine operations (1)	68,564	147,199
Net income attributable to common shareholders	16,826	946
Net income per share attributable to common shareholders	0.06	0.00
Adjusted net income attributable to common shareholders (1)	39,959	4,646
Adjusted net income per share attributable to common shareholders (1)	0.15	0.02
Adjusted EBITDA(1)	85,485	21,175
Cash and cash equivalents	108,327	105,775
Cash generated from operating activities	55,839	13,806

  The Company sold 38,276 ounces of gold in Q4 2025 at a quarterly record average gold price (before the effect of realized hedging losses) of $4,164/oz for gross revenue of $159.7 million. The increase in revenue from the comparative period was due to a 60% increase in average gold sales prices and a 55% increase in gold ounces sold. The average gold sales price, including the effect of realized gold hedging losses, for Q4 2025 amounted to $3,744/oz.

  Income from mine operations for Q4 2025 totaled $51.1 million, compared to $26.1 million in Q4 2024. The increase in income from mine operations was due to higher revenues as described above. This was partly offset by higher depletion expense on Abore and Esaase development and capitalized stripping costs during Q4 2025. Royalties expense was also higher in Q4 2025 due to higher earned revenues and an increase to Ghana Growth and Sustainability Levy ("GSL") from 1% to 3% effective April 1, 2025.

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  The Company reported net income attributable to common shareholders of $16.8 million in Q4 2025, compared to net income of $0.9 million in Q4 2024. The increase in net income during Q4 2025 was primarily due to higher recorded revenues, partly offset by higher royalties and income taxes.

  Reported Adjusted EBITDA1 of $85.5 million in Q4 2025, compared to $21.2 million in Q4 2024. The increase in Adjusted EBITDA1 was primarily driven by higher revenues, partly offset by higher royalties and realized gold hedging losses, as described above.

  The Company generated $55.8 million of cash flow from operating activities in Q4 2025, compared to $13.8 million in Q4 2024. The increase in operating cash flow was primarily driven by higher average gold sales prices during the quarter.

  Paid $25.0 million to Gold Fields Limited during Q4 2025 to settle the first deferred acquisition costs payment.

  As of December 31, 2025, the Company had cash and cash equivalents of $108.3 million and no debt.

CONSOLIDATED FINANCIAL HIGHLIGHTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Year ended December 31,
(All amounts in 000's of US dollars, except per share amounts)	2025	2024
Revenue	447,767	231,339
Income from mine operations	66,013	54,889
Adjusted income from mine operations (2)	140,566	68,495
Net (loss) income attributable to common shareholders	(29,290)	6,118
Net (loss) income per share attributable to common shareholders	(0.11)	0.02
Adjusted net income attributable to common shareholders (2)	58,530	39,548
Adjusted net income per share attributable to common shareholders (2)	0.23	0.16
Adjusted EBITDA(1)	182,180	71,292
Cash and cash equivalents	108,327	105,775
Cash generated from operating activities	157,994	55,746

  The Company sold 127,134 ounces of gold during the year ended December 31, 2025 at an average gold price (before the effect of realized hedging losses) of $3,516/oz for gross revenue of $447.8 million. The increase in revenue from FY 2024 was due to a 47% increase in average gold sales prices and 32% increase in gold ounces sold. Gold ounces sold in FY 2025 were higher than FY 2024 as the Company only consolidated the financial results of the AGM from March 4, 2024 onwards in the comparative year. The average gold sales price for FY 2025, including the effect of realized gold hedging losses, amounted to $3,164/oz.

  Income from mine operations for the year ended December 31, 2025 totaled $66.0 million, compared to $54.9 million in FY 2024. The increase in income from mine operations was due to the increase in revenue, as described above, and the Company only consolidating the financial results of the AGM from March 4, 2024 to December 31, 2024 in the prior year. These factors were partly offset by higher realized gold hedging losses, depreciation and depletion expense and royalties in FY 2025.

  The Company reported a net loss attributable to common shareholders of $29.3 million for the year ended December 31, 2025, compared to net income of $6.1 million in FY 2024. The decrease in net income was primarily driven by higher realized and unrealized losses on gold hedging instruments in FY 2025 and the recording of current and deferred income tax expenses related to the AGM, which were partly offset by higher recorded revenue.

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  Reported Adjusted EBITDA1 of $182.2 million during the year ended December 31, 2025, compared to $71.3 million in FY 2024. The increase in Adjusted EBITDA1 was driven by higher average gold sales prices and the Company consolidating a full year of financial results of the AGM in FY 2025. These factors were partly offset by higher realized gold hedging losses and royalties in FY 2025.

  The Company generated $158.0 million of cash flow from operating activities during the year ended December 31, 2025, compared to $55.7 million in FY 2024. The increase in cash flow from operations was driven by higher average gold sales prices and the Company consolidating a full year of financial results of the AGM in 2025.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the
Audited Consolidated Annual Financial Statements for the years ended December 31, 2025 and 2024, which are available at www.galianogold.com and filed on SEDAR+.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Non-IFRS Measures" of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Total Cash Costs per Gold Ounce Sold

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the AGM. Total cash costs include the cost of production, adjusted for by-product revenue and production royalties per ounce of gold sold.

  AISC per Gold Ounce Sold

The Company has adopted the reporting of "AISC per gold ounce sold". AISC include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made on the AGM's mining and other service lease agreements per ounce of gold sold.

  EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the calculated Adjusted EBITDA of the AGM joint venture for periods prior to the consolidation of its ownership.

  Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per common share. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items or non-recurring items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of the Company's operations and performance of its core business.

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  Adjusted Income from Mine Operations

The Company has included the non-IFRS performance measures of adjusted income from mine operations in this news release. Adjusted income from mine operations has no standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. Adjusted income from mine operations is calculated by adding back unrealized losses (gains) on the Company's gold hedge derivative instruments to income from mine operations as reported in the Company's Statement of Operations and Comprehensive Income. The Company believes adjusted income from mine operations provides a measure which helps management and investors to evaluate the financial results of the underlying core operations of the Company and its ability to generate cash flows in the current period.

Qualified Person

The exploration information contained in this news release has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano.

Mr. Eric Chen, P.Geo., Vice President Mineral Resources of Galiano has reviewed and approved the Mineral Resources statement.

All other scientific and technical information contained in this news release, including the Mineral Reserve statement, has been reviewed and approved by Mr. Amri Sinuhaji, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman, Mr. Chen and Mr. Sinuhaji are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

Conference Call and Webcast

Management will host a conference call and webcast to discuss the results of FY 2025 at 10:30am ET (7:30am PT) on February 13, 2026. Please refer to the details below to join the conference call or the webcast.

Conference Call Participant Details
RapidConnect URL:	https://emportal.ink/4suhvtC
Local:	Toronto: 1-437-900-0527
North American Toll Free:	1-888-510-2154
Webcast URL
Audience URL:	https://app.webinar.net/Qpwkr5WxG51
Conference Replay
Conference Replay Local:	1-289-819-1450
Conference Replay North American Toll Free:	1-888-660-6345
Conference Replay Entry Code:	68484 #
Conference Replay Expiration Date:	February 20, 2026

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About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Darshan Sundher

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's operating plans for the AGM and timing thereof; expectations and timing with respect to current and planned drilling programs, including at Abore and Esaase, and the results thereof; the focus of the 2026 exploration programs; expectations and timing with respect to ramping up of mining activities at Nkran; anticipated production and cost guidance; expectations regarding reporting an underground mineral reserve, including the timing thereof; expectations regarding the RCF; expectations regarding cash flows from operations; any additional work programs to be undertaken by the Company; potential exploration opportunities and statements regarding the usefulness and comparability of certain non-IFRS measures; total cash costs and corresponding cost performance relating to the Company's activities; and details of the upcoming conference call and webcast. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the AGM will not experience any significant uninsured production disruptions that would materially affect revenues; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

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The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process gold as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices; outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; metallurgical recoveries may not be economically viable or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of mining and other contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's  operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have recently experienced significant fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's share price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and any such other risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.

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